PROMAP CORPORATION
                               7060B S. Tucson Way
                           Centennial, Colorado 80112
                                (720) 889-0510



                                 June 23, 2010


Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

     Re:  Amendment No. 2 to Registration Statement on Form S-1
          SEC File No. 333-163342

Dear Sir/Madam:

     On behalf of Promap Corporation (the "Company"), please be advised that in connection with the Company's request for acceleration, the Company acknowledges that:

    * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    * the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company form its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, as President of the Company, respectfully requests that the effective date of the above-mentioned Registration Statement on Form S-1 be accelerated to 2:00 p.m., Eastern Daylight Time, on Friday, June 25, 2010, or as soon thereafter as is practicable.

                                  Very truly yours,

                                  PROMAP CORPORATION


                                  By: /s/ Steven A. Tedesco
                                      President